PowerNova Technologies Corporation

(A Development Stage Company)

BALANCE SHEETS

November 30, 2005 and May 31, 2005

(Expressed in Canadian Dollars)

Unaudited

As at:	November 30, 2005	May 31, 2005

ASSETS

Current Assets
Cash	$922	$1,725
GST receivable	67	1,191
Prepaid expenses	0	-
	989	2,916

Equipment	1,711	1,711
Total Assets	$2,700	$4,627

LIABILITIES

Current Liabilities
Accounts payable	$177,524	$176,527
Due to related parties (note 4)	577,304	546,353

Total Liabilities	754,828	722,880

STOCKHOLDERS’ DEFICIENCY

Share capital (note 5)	5,591,315	5,591,315
Special warrants (note 5)	68,174	66,934
Share subscriptions (note 5)	46,670	46,670
Deficit accumulated prior to development stage	(4,446,180)	(4,446,180)
Deficit accumulated during development stage	(2,012,107)	(1,976,992)
	(866,972)	(718,253)

Total Liabilities and Stockholders’ Deficit	$2,700	$4,627

Nature and Continuance of Operations – Note 1

Commitments – Notes 3, 4, and 5

SEE ACCOMPANYING NOTES

PowerNova Technologies Corporation

(A Development Stage Company)

STATEMENTS OF OPERATIONS

For the three and six months ended November 30, 2005 and 2005

(Expressed in Canadian Dollars)

Unaudited

	Three months ended November 30,		Six months ended November 30,
	2005	2004	2005	2004

Revenue	$0	$0	$0	$0
	0	0	0	0
General and Administrative Expenses

Amortization	0	0	0	0
Bank charges & interest	49	57	99	207
Consulting fees (note 4)	0	0	0	0
Filing and transfer agent	0	625	0	1,464
Legal, accounting and audit	282	0	457	48
Office and administration	0	40	0	611
Rent	0	1,976	0	5,047
Telephone	223	737	559	1,486
Travel and automobile	0	0	0	0
Wages and benefits (note 4).	0	0	34,000	0
GST Recovery	0	0	0	0

Net loss for the period	(554)	(3,395)	(35,115)	(8,863)
Deficit, development stage – beginning of period	(2,011,553)	(1,591,057)	(1,976,992)	(1,539,228)
Deficit, development stage – end of period	($2,012,107)	($1,642,443)	($2,012,107)	($1,642,443)
Loss per share	($0. 00)	($0. 00)	($0.00)	($0.00)

SEE ACCOMPANYING NOTES

PowerNova Technologies Corporation

(A Development Stage Company)

STATEMENTS OF CASH FLOWS

For the three and six months ended November 30, 2005 and 2004

(Expressed in Canadian Dollars)

Unaudited

	Three months ended November 30,		Six months ended November 30,
	2005	2004	2005	2004
Operating activities
Net loss for period	($34,554)	($4,154)	($35,115)	($8,863)
Add (deduct) amounts not effecting cash:
Amortization	0	0	0	0
Changes in non-cash working capital amounts:
GST receivable	(33)	(271)	1,124	(566)
Subscription receivable	0	0	0	0
Prepaid expenses	0	0	0	0
Accounts payable and accrued liabilities	538	453	997	213
Due to related parties	34,000	0	0	0
Cash flows used in operating activities	(49)	(3,972)	(32,994)	(9,216)

Investing Activities	1,850	0	30,951	(31,489)
Cash flows used in investing activities	1,850	0	0	0

Financing Activities:
Share subscriptions received	0	0	0	0
Issuance of special warrants	0	2,922	0	38,235
Issuance of share capital	1	0	1,240	0
Cash flows provided by financing activities	1	2,922	1,240	38,235

Increase (decrease) in cash during the period	(1,800)	(1,050)	(803)	(2,470)
Cash, beginning of period	1,725	12,391	1,725	4,206
Cash, end of period	$922	$13,441	$922	$1,736

SEE ACCOMPANYING NOTES

PowerNova Technologies Corporation

(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

November 30, 2005 and May 31, 2005

(Expressed in Canadian Dollars)

Note 1

Nature and Continuance of Operations

The Company is incorporated in British Columbia and its principal business activity is to acquire and develop certain hydrogen production technology.  The Company’s shares, which were listed on the TSX Venture Exchange (“TSX”), were suspended from trading pending the company bringing itself into compliance with the TSX’s listing requirements.  On June 20, 2003 the Company’s shares were delisted from the TSX.

The Company is a development stage company and commenced its current development stage during the year ended May 31, 2000.

These financial statements have been prepared assuming the Company will continue on a going-concern basis.  The Company has not yet commenced operations, accumulated a deficit of $6,088,623 since inception and has a net working capital deficiency of $643,426 at November 30, 2004.  The ability of the Company to continue as a going concern depends on its ability to develop profitable operations and to continue to raise adequate financing to eliminate its working capital deficiencies and to fund its operations.   Although the Company has been successful in raising funds to date, there can be no assurance that additional funding will be available in the future.  These financial statements do not reflect adjustments to the carrying values of assets and liabilities that may be required should the Company be unable to continue as a going concern.

Note 2

Summary of Significant Accounting Policies

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada and are stated in Canadian dollars.  There is no difference in all material respects with accounting principles generally accepted in the United States of America.  Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates, which have been made using careful judgment.  Actual results may differ from these estimates.

The financial statements have, in management’s opinion, been properly prepared within  the framework of the significant accounting policies summarized below:

Financial Instruments

The carrying value of the Company’s financial instruments, consisting of cash, accounts payable and accrued liabilities and amounts due to related parties approximate their carrying amounts due to the short-term maturity of these instruments.  The special warrants are stated at their issue price as they were subsequently converted to share capital.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Equipment

Equipment is recorded at cost and are amortized using the declining balance method at the following annual rates:  computer equipment – 30%; office equipment – 20%.

Intangible Assets

Intangible assets consist of the following:

a)

Website domain name, which is recorded at cost and is amortized on a straight-line basis over the useful life of 3 years.

b)

Technology rights have an indefinite life and no amortization is provided.  The technology rights are reviewed periodically for impairment in value.  An impairment loss will be recognized when the carrying value exceeds fair value.

The technology rights may be subject to prior unregistered agreements, transfers or title may be affected by undetected defects.  The Company is satisfied, however, that evidence of title to the technology rights is adequate and complete.

Foreign Currency Translation

The Company’s functional and reporting currency is the Canadian dollar.  Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the rate of exchange in effect at the balance sheet date and non-monetary assets and liabilities at their applicable historical rates.  Revenues and expenses are translated at rates prevailing at the date of the transaction except for amortization, which is translated at historical rates.  Exchange gains and losses from the translation of foreign currencies are recognized in the period in which they occur.

Stock-based Compensation

Stock-based compensation is accounted for at fair value as determined by the Black-Scholes option pricing model using amounts that are believed to approximate the volatility of the trading price of the Company’s shares, the expected lives of awards of stock-based compensation, the fair value of the Company’s stock and the risk-free interest rate, as determined at the grant date.  The estimated fair value of awards of stock-based compensation are charged to expense over their vesting period, with offsetting amounts recognized as contributed surplus.  Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

Income Taxes

The Company accounts for future tax assets and liabilities in accordance with the liability method.  Under this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their tax basis, and are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be settled.  When the future realization of income tax assets does not meet the test of being more likely to occur than not, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized.

Basic and Diluted Loss Per Share

Basic earnings per share are computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year.  Diluted earnings per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock.  The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the “if converted” method.  Fully diluted amounts are not presented when the effects of the computations are anti-dilutive due to the losses incurred.  Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

Impairment of Long-Lived Assets

The Company evaluates the long-lived assets, including intangibles, for impairment when events or changes in circumstances indicate, in management’s judgement, that the carrying value of such assets used in operations may not be recoverable.  The determination of whether impairment has occurred is based on management’s estimate of undiscounted future cash flows attributable to the assets as compared to the carrying value of the assets.  If impairment has occurred, the amount of the impairment recognized is determined by estimating the fair value for the assets and recording a provision for loss if the carrying value is greater than fair value.

Note 3

Intangible Assets

The Company has acquired the website domain name “powernova.com” for $31,322.  Technology rights represent the cost of the assignment of technology rights from the Russian Academy of Sciences to the Company.

Pursuant to an agreement effective June 2003 and amending agreements to March 2005, the Company acquired the patents pending and exclusive rights to title of the Alkane and Alkane Group Dehydrogenation with Organometallic Catalysts from two individuals who became directors of the Company.  As consideration the Company issued 20,000,000 common shares and reserved for issuance to these two directors an aggregate of 9,000,000 common shares upon the Company achieving revenues of US$10,000,000 as direct result of the commercialization of the technology rights.

The Company has recorded a cost of $216,230 for the technology right, which represents advances previously made to these directors towards the development of the technology rights.

Note 4

Related Party Transactions

The Company was charged the following by directors and a former officer during the years ended May 31:

	2005	2004

Consulting fees	$120,000	$106,000
Wages and benefits	68,000	103,723

	$188,000	$209,723

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

The amounts due to related parties of consist of amounts due to directors with respect to unpaid consulting fees and advances.  These amounts are unsecured, have no specific terms of repayment and are non-interest bearing.  The Company has consulting agreements with directors of the Company requiring payment of an aggregate amount of $15,667 per month on a month to month basis.

Note 5

Share Capital

a)

Authorized:

50,000,000 common shares without par value

b)

Issued:

40,970,175 common shares without par value were issued as at May 31, 2005.  No shares were issued during the six months ended November 30, 2005.

c)

Commitments:

Share Purchase Warrants

As at November 30, 2005, the following share purchase warrants were outstanding:

	Weighted-Average Exercise Price	Number of Warrants

Balance, May 31, 2005	$0.54	3,923,775

Issued	$0.00	0

Balance, November 30, 2005	$0.54	3,923,775

	Number Outstanding	Exercise Price	Expiry Date

Warrants	1,725,773	$1.00	October 9, 2008
	2,198,002	$0.18	October 9, 2008

	3,923,775

These warrants entitle the holders thereof the right to acquire one common share for each warrant held.

Stock Option Plan

There are no stock options issued and outstanding as at November 30, 2005 or May 31, 2005.

Note 6

Income Taxes

Significant components of the Company’s future tax assets and liabilities, after applying enacted corporation income tax rates, are as follows:

	2005	2004

Future income tax assets:
Non-capital losses carried forward	$ 860,595	$ 1,093,418
Valuation allowance for future income tax assets	(860,595)	(1,093,418)

Net future income tax assets	$ -	$ -

Management considers it more-likely-than-not that the loss carry forward amounts will not be utilized against future income and accordingly, a full valuation allowance has been applied.

The Company has accumulated non-capital losses totaling $2,349,210 which can be utilized to offset taxable income of future years.  These losses expire as follows:

2005	$ 649,012
2006	496,861
2007	-
2008	429,928
2009	257,220
2010	256,309
2014	249,880

$ 2,339,210

Total income tax recovery varies from the amounts that would be computed by applying the statutory income tax rate to income before income taxes for the following reasons:

	2004	2003

Average statutory income tax rate	36.79%	38.79%

Income tax recovery on income before income taxes	$ 93,139	$ 102,246
Increase (decrease) in income taxes resulting from:
Amortization of equipment and intangible asset	(1,209)	(2,595)
Change in the valuation allowance for future income tax assets	(91,930)	(99,651)

Income tax expense	$ -	$ -